Exhibit 1

Media Release	Level 18, 275 Kent Street Sydney, NSW, 2000

9 December 2019

Update on AUSTRAC matter

Today Westpac and AUSTRAC appeared in the Federal Court for a case management hearing in relation to the proceedings commenced by AUSTRAC on 20 November 2019.

The parties jointly told the Court that discussions regarding a Statement of Agreed Facts have commenced, and the Court adjourned the matter to be further listed for a case management hearing in late February or early March 2020.

Westpac is determined to resolve this matter with AUSTRAC and to urgently fix its issues around financial crime compliance.

Westpac needs to have systems and controls in place to prevent its services being exploited for financial and other serious crime, including to monitor and report certain transaction activity. Westpac has made a number of changes to its transaction monitoring and is continuing to review its processes and report to AUSTRAC suspicious matters that are identified.

Westpac is implementing its Response Plan and is determined to lift its standards and ensure its anti-money laundering and other financial crime processes meet its obligations.

For further information:

David Lording	Andrew Bowden
Group Head of Media Relations	Head of Investor Relations
0419 683 411	+61 2 8253 4008

This document has been authorised for release by Timothy Hartin, Group Company Secretary.